[Graphic omitted] Ahold

                                             Press Release

                                             Royal Ahold
                                             Corporate Communications


                                      Date:  March 23, 2005
                      For more information:  +31 75 659 57 20



Ahold receives payment for the transferred Disco shares

Zaandam, The Netherlands, March 23, 2005 - Ahold today announced that it has received from escrow the final purchase amount for the approximately 85% of the shares of Disco S.A., which it transferred on November 1, 2004 to the Chilean retailer Cencosud S.A., after reaching an agreement with Cencosud on the final purchase price adjustment resulting from the closing balance sheet of Disco.

The transaction, which Ahold and Cencosud entered into on March 5, 2004, still requires Argentine antitrust approval, although this will not affect Ahold's retention of the purchase amount. Ahold and Cencosud are committed to bringing this process to a successful conclusion and they believe that antitrust approval will be obtained in due course.

The purchase amount for the remaining approximately 15% of the Disco shares that currently have not been transferred by Ahold to Cencosud remains in escrow until such shares can legally be transferred to Cencosud. As explained before, these shares are subject to certain Uruguayan court orders processed and executed in Argentina.


Ahold Corporate Communications: +31.75.659.5720


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's and Cencosud's commitment to the successful completion of the process and their ability to obtain antitrust approval. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, any inability to obtain, or delays in obtaining, antitrust approval, any unwinding of the transaction, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may affect the sale or transfer of all or part of Disco shares and other legal obstacles to the completion of the transaction, the actions of courts, government regulators and law enforcement agencies and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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